UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (date of earliest event reported): November 19, 2018

CIMAREX ENERGY CO.

(Exact name of registrant as specified in its charter)

Delaware	001-31446	45-0466694
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

1700 Lincoln Street, Suite 3700 Denver, Colorado 80203	80203
(Address of principal executive offices)	(Zip Code)

(303) 295-3995

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240-14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 7.01 Regulation FD Disclosure.

On November 19, 2018, Cimarex Energy Co. (“Cimarex”) posted an investor presentation relating to the proposed merger discussed in Item 8.01 below to Cimarex’s website. The presentation can be found at www.cimarex.com under the tab “Investor Relations” and then under the heading “News & Events.” Information on Cimarex’s website does not constitute a part of this Current Report on Form 8-K. A copy of the investor presentation is attached hereto as Exhibit 99.2.

On November 19, 2018, Cimarex provided a summary of the transaction highlights in connection with a presentation to investors. A copy of the summary is attached as Exhibit 99.3.

The information in Item 7.01 of this Form 8-K is being furnished, not filed. Accordingly, the information will not be incorporated by reference into any registration statement filed by the Company under the Securities Act of 1933, as amended, unless specifically identified as being incorporated by reference therein.

Item 8.01 Other Events.

On November 19, 2018, Cimarex and Resolute Energy Corporation (“Resolute”) issued a joint press release announcing their entry into an agreement and plan of merger, by and among Cimarex, Resolute, CR Sub 1 Inc., a wholly owned subsidiary of Cimarex, and CR Sub 2 LLC, a wholly owned subsidiary of Cimarex, whereby Cimarex will acquire Resolute. A copy of the press release is attached hereto as Exhibit 99.1 and incorporated herein by reference.

Forward Looking Statements

This Form 8-K contains certain “forward-looking statements” within the meaning of federal securities laws. Words such as “anticipates,” “believes,” “expects,” “intends,” “will,” “should,” “may” and similar expressions may be used to identify forward-looking statements. Forward-looking statements are not statements of historical fact and reflect Cimarex’s and Resolute’s current views about future events. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed merger involving Cimarex and Resolute, including future financial and operating results, Cimarex’s and Resolute’s plans, objectives, expectations and intentions, the expected timing and likelihood of completion of the transaction, and other statements that are not historical facts, including estimates of oil and natural gas reserves and resources, estimates of future production, assumptions regarding future oil and natural gas pricing, planned drilling activity, future results of operations, projected cash flow and liquidity, business strategy and other plans and objectives for future operations. No assurances can be given that the forward-looking statements contained in this report will occur as projected and actual results may differ materially from those projected. Forward-looking statements are based on current expectations, estimates and assumptions that involve a number of risks and uncertainties that could cause actual results to differ materially from those projected. These risks and uncertainties include, without limitation, the ability to obtain the requisite Resolute stockholder approval; the risk that Resolute or Cimarex may be unable to obtain governmental and regulatory approvals required for the merger, or required governmental and regulatory approvals may delay the merger or result in the imposition of conditions that could cause the parties to abandon the merger, the risk that an event, change or other circumstances could give rise to the termination of the proposed merger, the risk that a condition to closing of the merger may not be satisfied, the timing to consummate the proposed merger, the risk that the businesses will not be integrated successfully, the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected, the risk that any announcement relating to the proposed transaction could have adverse effects on the market price of Cimarex’s common stock or Resolute’s common stock, the risk of litigation related to the proposed transaction, disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers, the diversion of management time on merger-related issues, the volatility in commodity prices for crude oil and natural gas, the presence or recoverability of estimated reserves, the ability to replace reserves, environmental risks, drilling and operating risks, exploration and development risks, competition, government regulation or other actions, the ability of management to execute its plans to meet its goals and other risks inherent in Cimarex’s and Resolute’s businesses.

All such factors are difficult to predict and are beyond Cimarex’s or Resolute’s control, including those detailed in Cimarex’s annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K that are available on its website at https://www.cimarex.com and on the SEC’s website at http://www.sec.gov, and those detailed in Resolute’s annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K that are available on Resolute’s website at https://www.resoluteenergy.com/ and on the SEC’s website at http://www.sec.gov.

Forward-looking statements are based on the estimates and opinions of management at the time the statements are made. Cimarex undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

Non-GAAP Measures

This Form 8-K also contains certain historical and forward-looking non-GAAP measures of financial performance that management believes are good tools for internal use and the investment community in evaluating Cimarex’s overall financial performance. These non-GAAP measures are broadly used to value and compare companies in the exploration and production industry.

Certain measures in this Form 8-K do not have any standardized meaning as prescribed by U.S. GAAP and, therefore, are considered non-GAAP measures. These measures may not be comparable to similar measures presented by other companies and should not be viewed as a substitute for measures reported under U.S. GAAP.

This Form 8-K contains references to non-GAAP measures as follows:

•                  Non-GAAP Cash Flow, Non-GAAP Cash Flow Per Share (CFPS) and Free Cash Flow — Non-GAAP Cash Flow (or Cash Flow) is defined as cash from (used in) operating activities excluding net change in other assets and liabilities and working capital. Non-GAAP CFPS is Non-GAAP Cash Flow divided by the weighted average number of common shares outstanding. Free Cash Flow is Non-GAAP Cash Flow in excess of capital expenditures, excluding net acquisitions and divestitures.  Management believes these measures are useful to the company and its investors as a measure of operating and financial performance across periods and against other companies in the industry and are an indication of the company’s ability to generate cash to finance capital programs, to service debt and to meet other financial obligations. These measures may be used, along with other measures, in the calculation of certain performance targets for the company’s management and employees.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

This report does not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities or a solicitation of any vote or approval. This report relates to a proposed business combination between Cimarex and Resolute.

In connection with the proposed transaction, Cimarex intends to file with the SEC a registration statement on Form S-4 that will include a proxy statement of Resolute that also constitutes a prospectus of Cimarex. Each of Cimarex and Resolute also plan to file other relevant documents with the SEC regarding the proposed transaction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended. Any definitive proxy statement/prospectus of Resolute will be mailed to stockholders of Resolute if and when available.

INVESTORS AND SECURITY HOLDERS OF CIMAREX AND RESOLUTE ARE URGED TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors and security holders will be able to obtain free copies of these documents (if and when available) and other documents containing important information about Cimarex and Resolute, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Cimarex will be available free of charge on Cimarex’s website at https://www.cimarex.com/home/default.aspx under the tab “Investor Relations” and then under the heading “Financial Information.” Copies of the documents filed with the SEC by Resolute will be available free of charge on Resolute’s website at https://www.resoluteenergy.com/ under the tab “Investors” and then under the heading “SEC Filings.”

PARTICIPANTS IN THE SOLICITATION

Cimarex, Resolute and certain of their respective directors, executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction.  Information regarding the directors and executive officers of Cimarex is available in its definitive proxy statement for its 2018 annual meeting, filed with the SEC on March 30, 2018, and information regarding the directors and executive officers of Resolute is available in its definitive proxy statement for its 2018 annual meeting, filed with the SEC on May 18, 2018. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when such materials become available. Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Cimarex or Resolute using the sources indicated above.

Item 9.01.    Financial Statements and Exhibits.

(d) Exhibits.

99.1	Press Release dated November 19, 2018, announcing entry into the Merger Agreement

99.2	Investor Presentation, dated November 19, 2018

99.3	Summary of Transaction Highlights

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CIMAREX ENERGY CO.

Date: November 19, 2018	By:	/s/ Francis B. Barron
		Name:	Francis B. Barron
		Title:	Senior Vice President — General Counsel